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                            May 31, 2024

       William Matthews
       Chief Financial Officer
       SouthState Corporation
       1101 First Street South, Suite 202
       Winter Haven, FL 33880

                                                        Re: SouthState
Corporation
                                                            Forms 8-K and 8-K/A
                                                            Filed February 9,
2024 and March 29, 2024
                                                            File No. 001-12669

       Dear William Matthews:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed February 9, 2024

       Item 1.05. Material Cybersecurity Incidents, page 1

   1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on February 9,
2024. Please advise us as to why you determined to file under Item
                                                        1.05 of Form 8-K given
the statement that the incident had not had a material impact on your operations, and
you had not determined it was reasonably likely to materially impact your financial
condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Matthews
SouthState Corporation
May 31, 2024
Page 2

        Please contact Susan Block at 202-551-3210 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameWilliam Matthews                      Sincerely,
Comapany NameSouthState Corporation
                                                        Division of Corporation
Finance
May 31, 2024 Page 2                                     Office of Finance
FirstName LastName